Exhibit 99.1

BitFuFu Launches BTC-Denominated Hashrate Token (HASH) with Finloop

SINGAPORE/HONG KONG, October 15, 2026 (GLOBE NEWSWIRE) — BitFuFu Inc. (“BitFuFu” or the “Company”) (NASDAQ: FUFU), a world-leading Bitcoin miner and mining services innovator, together with Finloop Finance Technology Holding Limited (“Finloop”), an AI-driven global one-stop Web5 wealth technology platform, today announced the launch of Hashrate Token (HASH), a tokenized note product designed to provide eligible investors with exposure to Bitcoin (“BTC”)-denominated returns generated from Bitcoin mining activities.

Hashrate Token (HASH) is an on-chain note product linked to the economic output of Bitcoin mining activities supported by professionally deployed and managed mining infrastructure. The underlying hashrate is provided as a service and contributes to Bitcoin mining activities, with the resulting economic output forming the basis of the product’s BTC-denominated returns. The structure provides investors with exposure to Bitcoin mining without requiring them to directly manage or invest in mining hardware, infrastructure or operations, with profit distributions recorded on-chain for transparency and verification. Its BTC-denominated structure allows returns to remain in BTC, reducing the need for currency conversion during the investment period. The Hashrate Token (HASH) is only available to certain eligible investors, subject to applicable investor qualification, jurisdictional, KYC/AML and other legal and regulatory requirements.

As the tokenization agent, Finloop provides token issuance technology and infrastructure through its proprietary FinRWA Platform (“FRP”), which supports token lifecycle and investor management, including token minting, burning, and transfers. Finloop supports the project across product structuring, compliance frameworks, and cross-chain integration.

The Hashrate Token (HASH) represents a strategic step toward the compliant financialization of the Bitcoin mining industry, bridging BitFuFu’s cloud mining solution with broader capital markets and expanding investors’ access to Bitcoin mining-related economic exposure. The structure also helps support long-term demand for Bitcoin mining, while further strengthening BitFuFu’s engagement with institutional partners across the financial and digital asset ecosystems.

Leo Lu, Chairman and CEO of BitFuFu, said, “We are pleased to collaborate with Finloop to bring BitFuFu’s Bitcoin mining capabilities to broader financial markets through a tokenized structure, while contributing to the continued financialization of the Bitcoin mining industry. HASH provides eligible investors with BTC-denominated economic exposure linked to Bitcoin mining output, while leveraging on-chain infrastructure for greater transparency and accessibility. This initiative represents another step in expanding the applications of our mining capabilities across the broader digital asset ecosystem and exploring new opportunities for business growth.”

Cai Hua, CEO of Finloop, said, “We are thrilled to collaborate with BitFuFu to launch a pioneering RWA product in Hong Kong linked to Bitcoin mining hashrate, addressing the asset allocation needs of Bitcoin investors through an on-chain structure. This also enriches our RWA product offerings, allowing us to serve clients while ensuring compliance and establishing a more comprehensive RWA ecosystem. Finloop looks forward to collaborating on RWA projects with leading global enterprises, and we are actively connecting with global liquidity to solidify Hong Kong’s role as a super connector.”

About BitFuFu Inc.

BitFuFu Inc. is a world-leading Bitcoin miner and mining services innovator. BitFuFu is committed to empowering the global Bitcoin network through its industry-leading cloud mining platform, rapidly scaling infrastructure, and innovative mining services. For more information, visit ir.bitfufu.com or follow BitFuFu on X @BitFuFuOfficial.

About Finloop Finance Technology Holding Limited

Finloop Finance Technology Holding Limited, along with its subsidiaries (collectively referred to as “Finloop”), is an AI-driven global one-stop Web5 (Web2+Web3) wealth technology platform located in Hong Kong. Finloop offers comprehensive wealth management products and technology solutions to various financial institutions. Its offerings include cash management, mutual funds, alternatives, structured products, bonds, insurance, and virtual assets. As a fintech leader in Asia during the Web3 wave, Finloop has focused on bridging physical and digital assets, developing a one-stop RWA technology, issuance and distribution platform to pioneer new growth pathways in the wealth management industry. For more information, visit www.finloop.hk and www.finlooprwa.com

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of BitFuFu’s management and are not predictions of actual performance. These statements involve risks, uncertainties and other factors that may cause BitFuFu’s actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this press release, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. All information provided in this press release is as of the date of this press release and the Company does not undertake any duty to update such information, except as required under applicable law.

The Hashrate Token (HASH) has not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) or the securities laws of any state or other jurisdiction of the United States, and the Hashrate Token (HASH) may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the Securities Act (“Regulation S”)) except in accordance with Regulation S or pursuant to an exemption from the registration requirements of the Securities Act.

This press release does not constitute an offer to sell, or a solicitation of an offer to sell, subscribe for or buy, any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Investor Contact:

BitFuFu Investor Relations

ir@bitfufu.com

Media Contact:

BitFuFu Media Relations

pr@bitfufu.com

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